SUPPL

Severn Trent Plc – Block Listing Application

Application has today been made to the London Stock Exchange and the UK Listing Authority for a block listing of 1,075,468 ordinary shares of 97 17/19 pence each to be admitted to the Official List. These shares will rank pari passu with the existing ordinary shares.

These ordinary shares are to be issued as a result of future exercises of options under the Severn Trent Sharesave Scheme and the Severn Trent Share Option Scheme.

www.severntrent.com

07026746

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

9/19

END